Exhibit 12.1

Calculation of Ratios of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2011		2012		2013		2014
Earnings:
Pre-tax income	$196,019	$104,135	(1)	$267,165	(2)	$236,236	(3)	$188,919	(4)
Plus: Distributions of earnings from unconsolidated investments	—	—		—		24,113		43,005
Plus: Fixed charges	41,677	49,180		53,972		64,396		80,185
Less: Non-controlling interest	—	(998)		—		—		—
Less: Capitalized interest	(42)	—		—		—		—
Less: Equity and other unconsolidated investments income	—	—		—		(34,186)		(41,416)

Total earnings	$237,696	$152,317		$321,137		$290,559		$270,693

Fixed Charges:
Interest expense	$41,635	$49,180		$53,972		$64,396		$80,185
Plus: Capitalized interest	42	—		—		—		—

Total fixed charges	$41,677	$49,180		$53,972		$64,396		$80,185

Ratio of earnings to fixed charges	5.70x	3.10x	(1)	5.95x	(2)	4.51x	(3)	3.38x	(4)

(1)	Includes asset impairment charges of $161.3 million. Excluding these charges, the ratio for 2011 would have been 6.40x.
(2)	Includes asset impairment charges of $2.5 million. Excluding these charges charge, the ratio for 2012 would have been 6.00x.
(3)	Includes asset impairment charges of $0.7 million. Excluding these charges, the ratio for 2013 would have been 4.52x.
(4)	Includes asset impairment charges of $26.2 million. Excluding these charges, the ratio for 2014 would have been 3.70x.